UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of June 30, 2026, with the independent registered public accounting firm review report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of June 30, 2026 and December 31, 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2026	12.31.2025

Cash and cash equivalents	3	6,483	6,471
Financial investments	3	3,903	2,726
Trade and other receivables	9	6,252	4,627
Inventories	10	9,718	8,210
Income taxes	13	758	658
Other taxes recoverable	13	1,364	1,368
Prepayments	11	584	468
Others	17	848	895
		29,910	25,423
Assets classified as held for sale	23	27	25
Current assets		29,937	25,448

Trade and other receivables	9	553	851
Judicial deposits	15	16,580	14,814
Income taxes	13	207	365
Deferred income taxes	13	1,198	1,015
Other taxes recoverable	13	4,772	4,177
Prepayments	11	4,341	4,238
Others	17	409	316
Long-term receivables		28,060	25,776
Investments	22	654	550
Property, plant and equipment - PP&E	18	185,694	168,040
Intangible assets	19	2,732	2,523
Non-current assets		217,140	196,889

Total assets		247,077	222,337

Liabilities	Note	06.30.2026	12.31.2025

Trade payables	12	6,617	7,442
Finance debt	24	1,435	2,186
Lease liability	25	10,250	10,037
Income taxes	13	875	1,292
Production taxes and other taxes payable	13	5,535	3,810
Dividends payable	26	1,583	2,095
Provision for decommissioning costs	16	2,835	2,950
Employee benefits	14	3,224	3,805
Others	17	2,571	2,331
		34,925	35,948
Liabilities related to assets classified as held for sale	23	112	103
Current liabilities		35,037	36,051

Finance debt	24	24,399	24,255
Lease liability	25	34,722	33,315
Income taxes	13	598	576
Deferred income taxes	13	10,417	6,354
Employee benefits	14	16,807	15,367
Provisions for legal proceedings	15	3,429	3,250
Provision for decommissioning costs	16	26,859	25,563
Others	17	1,726	1,715
Non-current liabilities		118,957	110,395
Current and non-current liabilities		153,994	146,446

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		1,145	1,145
Profit reserves	26	71,133	72,600
Retained earnings		14,825	−
Accumulated other comprehensive loss	26	(101,296)	(105,281)
Attributable to the shareholders of Petrobras		92,908	75,565
Non-controlling interests		175	326
Equity		93,083	75,891

Total liabilities and equity		247,077	222,337
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and six-month periods ended June 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Sales revenues	4	57,142	42,110	33,607	21,037
Cost of sales	5	(26,309)	(21,710)	(14,114)	(11,025)
Gross profit		30,833	20,400	19,493	10,012

Income (expenses)
Selling expenses	5	(3,261)	(2,376)	(1,746)	(1,286)
General and administrative expenses	5	(1,035)	(908)	(556)	(464)
Exploration costs	21	(239)	(498)	(101)	(185)
Research and development expenses		(546)	(395)	(296)	(193)
Other taxes		(1,658)	(250)	(1,184)	(127)
Impairment (losses) reversals, net	20	191	(240)	(226)	(190)
Other income and expenses, net	6	(2,184)	(3,108)	(1,131)	(2,218)
		(8,732)	(7,775)	(5,240)	(4,663)

Income before net finance income (expense), results of equity-accounted investments and income taxes		22,101	12,625	14,253	5,349

Finance income		716	642	382	345
Finance expenses		(2,034)	(2,048)	(1,049)	(1,065)
Foreign exchange gains (losses) and inflation indexation charges		2,497	4,169	379	1,735
Net finance income (expense)	7	1,179	2,763	(288)	1,015

Results of equity-accounted investments	22	113	129	103	47

Net income before income taxes		23,393	15,517	14,068	6,411

Income taxes	13	(6,737)	(4,765)	(3,630)	(1,654)

Net income for the period		16,656	10,752	10,438	4,757
Net income attributable to shareholders of Petrobras		16,627	10,708	10,428	4,734
Net income attributable to non-controlling interests		29	44	10	23
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	1.29	0.83	0.81	0.37

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and six-month periods ended June 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Net income for the period		16,656	10,752	10,438	4,757

Items that will not be reclassified to the statement of income:
Actuarial gains on post-employment defined benefit plans	14	−	1	−	−
		−	1	−	−
Items that may be reclassified subsequently to the statement of income:

Unrealized gains on cash flow hedge - highly probable future exports
Recognized in equity	27	4,375	8,304	670	3,451
Reclassified to the statement of income		704	1,220	197	498
Deferred income tax		(1,727)	(3,238)	(295)	(1,343)
		3,352	6,286	572	2,606
Translation adjustments (1)
Recognized in equity		655	362	(99)	281
		655	362	(99)	281
Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	22	−	232	2	118
		−	232	2	118

Other comprehensive income		4,007	6,881	475	3,005

Total comprehensive income		20,663	17,633	10,913	7,762
Comprehensive income attributable to shareholders of Petrobras		20,612	17,543	10,900	7,716
Comprehensive income attributable to non-controlling interests		51	90	13	46
(1) Includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Six-month periods ended June 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2026	Jan-Jun/2025
Cash flows from operating activities
Net income for the period		16,656	10,752
Adjustments for:
Pension and medical benefits	14	1,102	847
Results of equity-accounted investments	22	(113)	(129)
Depreciation, depletion and amortization	29	8,374	6,944
Impairment of assets (reversals), net	20	(191)	240
Inventory write down (write-back) to net realizable value	10	3	7
Allowance for credit loss on trade and other receivables, net		−	37
Exploratory expenditure write-offs	21	20	209
Gain on disposal/write-offs of assets	6	(115)	(71)
Foreign exchange, indexation and finance charges		(1,560)	(3,207)
Income taxes	13	6,737	4,765
Revision and unwinding of discount on the provision for decommissioning costs		698	649
Results from co-participation agreements in bid areas	6	(205)	(50)
Early termination and cash outflows revision of lease agreements	6	(289)	(301)
Losses with legal, administrative and arbitration proceedings, net	6	480	326
Equalization of expenses - Production Individualization Agreements	18	21	676
Decrease (Increase) in assets
Trade and other receivables		(2,196)	122
Inventories		(1,201)	(853)
Judicial deposits		(190)	(436)
Other assets		112	185
Increase (Decrease) in liabilities
Trade payables		(1,060)	(82)
Production taxes and other taxes payable		817	(401)
Pension and medical benefits		(639)	(522)
Provisions for legal proceedings		(417)	(557)
Other employee benefits		(827)	116
Provision for decommissioning costs		(765)	(425)
Other liabilities		372	(31)
Income taxes paid		(4,975)	(2,781)
Net cash provided by operating activities		20,649	16,029
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(9,072)	(8,046)
Acquisition of equity interests		(63)	(2)
Proceeds from disposal of assets - Divestment		358	479
Financial compensation from co-participation agreements		307	355
Divestment (Investment) in financial investments		(897)	2,861
Dividends received		71	25
Net cash used in investing activities		(9,296)	(4,328)
Cash flows from financing activities
Changes in non-controlling interest		(202)	157
Proceeds from finance debt	24	1,931	3,072
Repayment of principal - finance debt	24	(3,135)	(1,547)
Repayment of interest - finance debt	24	(1,070)	(856)
Repayment of lease liability	25	(5,216)	(4,368)
Dividends paid to Shareholders of Petrobras	26	(3,742)	(4,588)
Dividends paid to non-controlling interests		(8)	(31)
Net cash used in financing activities		(11,442)	(8,161)
Effect of exchange rate changes on cash and cash equivalents		101	185
Net change in cash and cash equivalents		12	3,725
Cash and cash equivalents at the beginning of the period		6,471	3,271

Cash and cash equivalents at the end of the period		6,483	6,996
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Six-month periods ended June 30, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Profit Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2025		107,101	29	61,446	(109,470)	−	59,106	244	59,350
Cancellation of treasury shares	26.2	−	1,116	(1,116)	−	−	−	−	−
Capital transactions		−	−	−	−	−	−	156	156
Net income		−	−	−	−	10,708	10,708	44	10,752
Other comprehensive income (loss)		−	−	−	6,835	−	6,835	46	6,881
Additional dividends proposed	26.4	−	−	(1,477)	−	−	(1,477)	−	(1,477)
Expired unclaimed dividends	26.4	−	−	−	−	49	49	−	49
Appropriations:
Dividends	26.4	−	−	−	−	(2,063)	(2,063)	(20)	(2,083)
Balance at June 30, 2025		107,101	1,145	58,853	(102,635)	8,694	73,158	470	73,628

Balance at January 1, 2026		107,101	1,145	72,600	(105,281)	−	75,565	326	75,891
Capital transactions		−	−	−	−	−	−	(201)	(201)
Net income		−	−	−	−	16,627	16,627	29	16,656
Other comprehensive income (loss)		−	−	−	3,985	−	3,985	22	4,007
Additional dividends proposed	26.4	−	−	(1,467)	−	−	(1,467)	−	(1,467)
Expired unclaimed dividends	26.4	−	−	−	−	43	43	−	43
Appropriations:
Dividends	26.4	−	−	−	−	(1,845)	(1,845)	(1)	(1,846)
Balance at June 30, 2026		107,101	1,145	71,133	(101,296)	14,825	92,908	175	93,083
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 6, 2026.

1.2.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	06.30.2026	12.31.2025
Cash at bank and in hand	110	222
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	1,997	1,178
Bank Deposit Certificates	178	72
Other investment funds	147	139
	2,322	1,389
- Abroad
Time deposits	1,516	3,315
Sweep accounts and interest-bearing accounts	2,483	1,498
Other financial investments	52	47
	4,051	4,860
Total financial investments classified as cash equivalents	6,373	6,249
Total	6,483	6,471

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Financial investments
	06.30.2026	12.31.2025
Fair value through profit or loss	188	204
Amortized cost	3,747	2,525
Total	3,935	2,729
Current	3,903	2,726
Non-current (1)	32	3

(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

4.	Sales revenues
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Diesel	14,327	12,753	7,584	6,183
Road-use diesel subsidy program	2,051	-	1,923	−
Gasoline	5,936	6,037	3,013	3,073
Gasoline subsidy program	159	-	159	−
Liquefied petroleum gas	1,773	1,617	942	884
Liquefied petroleum gas subsidy program	17	-	17	−
Jet fuel	3,072	2,132	1,893	1,009
Naphtha	1,256	835	784	425
Fuel oil (including bunker fuel)	376	297	213	132
Other oil products	2,062	1,901	1,213	970
Subtotal oil products	31,029	25,572	17,741	12,676
Natural gas	1,677	1,858	899	973
Crude oil	2,289	2,478	1,358	1,073
Renewables and nitrogen products	234	94	122	41
Breakage	80	102	44	54
Electricity	602	287	274	148
Services, agency and others	490	348	255	182
Domestic market	36,401	30,739	20,693	15,147

Exports	20,267	11,049	12,665	5,680
Crude oil	16,096	8,262	10,381	4,452
Fuel oil (including bunker fuel)	3,420	2,277	1,879	1,093
Other oil products and other products	751	510	405	135
Sales abroad (1)	474	322	249	210
Foreign market	20,741	11,371	12,914	5,890
Sales revenues	57,142	42,110	33,607	21,037
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the six-month period ended June 30, 2026, in relation to road-use diesel, gasoline and liquefied petroleum gas subsidy programs, the Company recognized the total amount of US$ 2,227 as sales revenues (US$ 2,099 in the three-month period ended June 30, 2026), as described in note 28.1.1.

The composition of sales revenues by shipping destination is presented as follows:

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Domestic market	36,401	30,739	20,693	15,147
China	8,709	3,086	5,459	2,020
Americas (except United States)	2,362	1,456	1,434	783
Europe	2,128	2,018	1,467	971
Asia (except China and Singapore)	4,180	2,314	2,707	1,118
United States	706	977	296	294
Singapore	2,294	1,301	1,305	629
Others	362	219	246	75
Foreign market	20,741	11,371	12,914	5,890
Sales revenues	57,142	42,110	33,607	21,037

In the six-month period ended June 30, 2026, sales to one client of the refining, transportation and marketing (RT&M) segment represented individually 12% of the Company’s sales revenues. In the six-month period ended June 30, 2025, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Raw material, products for resale, materials and third-party services (1)	(10,960)	(10,350)	(5,700)	(5,251)
Acquisitions (including imports)	(7,048)	(7,131)	(3,622)	(3,552)
Crude oil	(4,715)	(3,882)	(2,553)	(1,766)
Oil products	(1,905)	(2,775)	(800)	(1,586)
Natural gas	(428)	(474)	(269)	(200)
Third-party services and others	(3,912)	(3,219)	(2,078)	(1,699)
Depreciation, depletion and amortization	(6,900)	(5,517)	(3,543)	(3,004)
Production taxes	(8,063)	(5,358)	(4,607)	(2,555)
Employee compensation	(1,036)	(830)	(515)	(431)
Inventory turnover	650	345	251	216
Total	(26,309)	(21,710)	(14,114)	(11,025)
(1) Includes short-term leases.

5.2.	Selling expenses
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Materials, third-party services, freight, rent and other related costs	(2,754)	(1,966)	(1,487)	(1,071)
Depreciation, depletion and amortization	(423)	(340)	(220)	(171)
Reversal (allowance) for expected credit losses	(6)	(10)	1	(14)
Employee compensation	(78)	(60)	(40)	(30)
Total	(3,261)	(2,376)	(1,746)	(1,286)

5.3.	General and administrative expenses
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Employee compensation	(631)	(531)	(328)	(265)
Materials, third-party services, rent and other related costs	(278)	(292)	(161)	(153)
Depreciation, depletion and amortization	(126)	(85)	(67)	(46)
Total	(1,035)	(908)	(556)	(464)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Stoppages for asset maintenance and pre-operating expenses	(1,282)	(1,295)	(638)	(660)
Pension and medical benefits - retirees (1)	(786)	(639)	(401)	(324)
Variable compensation programs (2)	(721)	(595)	(375)	(305)
Losses with legal, administrative and arbitration proceedings	(480)	(326)	(347)	(125)
Institutional relations and cultural projects	(148)	(98)	(87)	(62)
Gains (losses) with commodity derivatives	(138)	11	(10)	9
Operating expenses with thermoelectric power plants	(100)	(112)	(54)	(57)
Health, safety and environment	(98)	(34)	(79)	(16)
Collective bargaining agreement	(32)	(214)	(24)	(214)
Equalization of expenses - Production Individualization Agreements	(21)	(676)	(14)	(672)
Fines imposed on customers	51	97	27	68
Results on disposal/write-offs of assets	115	71	40	14
Fines imposed on suppliers	130	120	63	71
Government grants	161	62	93	24
Results from co-participation agreements in bid areas	205	50	87	(20)
Results of non-core activities	265	224	136	126
Early termination and changes to cash flow estimates of leases	289	301	149	144
Reimbursements from E&P partnership operations	381	65	249	(81)
Others	25	(120)	54	(138)
Total	(2,184)	(3,108)	(1,131)	(2,218)
(1) For more information, see note 14.2 - Employee benefits (post-employment).
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.

7.	Net finance income (expense)
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Finance income	716	642	382	345
Income from financial investments and Government Bonds	488	448	270	225
Other finance income	228	194	112	120
Finance expenses	(2,034)	(2,048)	(1,049)	(1,065)
Interest on finance debt	(1,136)	(983)	(583)	(517)
Unwinding of discount on lease liability	(1,413)	(1,275)	(736)	(653)
Capitalized borrowing costs	1,350	916	725	467
Unwinding of discount on the provision for decommissioning costs	(691)	(648)	(351)	(329)
Other finance expenses	(144)	(58)	(104)	(33)
Foreign exchange gains (losses) and inflation indexation charges	2,497	4,169	379	1,735
Foreign exchange gains (losses) (1)	2,721	5,068	371	2,032
Real x U.S. dollar	2,684	5,218	373	2,141
Other currencies	37	(150)	(2)	(109)
Reclassification of hedge accounting to the Statement of Income (1)	(704)	(1,220)	(197)	(498)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(152)	(151)	(95)	(87)
Recoverable taxes inflation indexation income	99	159	74	101
Other foreign exchange gains and indexation charges, net	533	313	226	187
Total	1,179	2,763	(288)	1,015
(1) For more information, see notes 27.3.1.a and 27.3.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	38,781	54,648	4,611	188	(41,086)	57,142
Intersegments	38,661	736	1,684	5	(41,086)	−
Third parties	120	53,912	2,927	183	-	57,142
Cost of sales	(17,492)	(44,938)	(2,536)	(168)	38,825	(26,309)
Gross profit	21,289	9,710	2,075	20	(2,261)	30,833
Income (expenses)	(1,516)	(3,382)	(1,633)	(2,201)	−	(8,732)
Selling expenses	(1)	(1,823)	(1,424)	(13)	-	(3,261)
General and administrative expenses	(39)	(233)	(73)	(690)	-	(1,035)
Exploration costs	(239)	-	-	-	-	(239)
Research and development expenses	(441)	(2)	(6)	(97)	-	(546)
Other taxes	(181)	(1,127)	(6)	(344)	-	(1,658)
Impairment (losses) reversals, net	(223)	414	-	-	-	191
Other income and expenses, net	(392)	(611)	(124)	(1,057)	-	(2,184)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	19,773	6,328	442	(2,181)	(2,261)	22,101
Net finance income	-	-	-	1,179	-	1,179
Results of equity-accounted investments	45	42	33	(7)	-	113
Net income (loss) before income taxes	19,818	6,370	475	(1,009)	(2,261)	23,393
Income taxes	(6,724)	(2,150)	(150)	1,519	768	(6,737)
Net income (loss) for the period	13,094	4,220	325	510	(1,493)	16,656
Attributable to:
Shareholders of Petrobras	13,095	4,220	310	495	(1,493)	16,627
Non-controlling interests	(1)	-	15	15	-	29

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	29,471	39,784	4,036	157	(31,338)	42,110
Intersegments	29,355	546	1,434	3	(31,338)	−
Third parties	116	39,238	2,602	154	-	42,110
Cost of sales	(13,398)	(37,364)	(2,269)	(138)	31,459	(21,710)
Gross profit	16,073	2,420	1,767	19	121	20,400
Income (expenses)	(2,584)	(1,605)	(1,693)	(1,893)	−	(7,775)
Selling expenses	-	(955)	(1,406)	(15)	-	(2,376)
General and administrative expenses	(30)	(183)	(58)	(637)	-	(908)
Exploration costs	(498)	-	-	-	-	(498)
Research and development expenses	(309)	(4)	(4)	(78)	-	(395)
Other taxes	(11)	(27)	(8)	(204)	-	(250)
Impairment (losses) reversals, net	(193)	(46)	(1)	-	-	(240)
Other income and expenses, net	(1,543)	(390)	(216)	(959)	-	(3,108)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	13,489	815	74	(1,874)	121	12,625
Net finance income	-	-	-	2,763	-	2,763
Results of equity-accounted investments	56	48	29	(4)	-	129
Net income before income taxes	13,545	863	103	885	121	15,517
Income taxes	(4,585)	(279)	(25)	165	(41)	(4,765)
Net income for the period	8,960	584	78	1,050	80	10,752
Attributable to:
Shareholders of Petrobras	8,961	584	60	1,023	80	10,708
Non-controlling interests	(1)	-	18	27	-	44

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	22,785	32,351	2,406	99	(24,034)	33,607
Intersegments	22,724	428	880	2	(24,034)	−
Third parties	61	31,923	1,526	97	-	33,607
Cost of sales	(9,350)	(27,166)	(1,320)	(87)	23,809	(14,114)
Gross profit	13,435	5,185	1,086	12	(225)	19,493
Income (expenses)	(979)	(2,376)	(812)	(1,073)	−	(5,240)
Selling expenses	(1)	(1,029)	(714)	(2)	-	(1,746)
General and administrative expenses	(25)	(131)	(38)	(362)	-	(556)
Exploration costs	(101)	-	-	-	-	(101)
Research and development expenses	(243)	(1)	(3)	(49)	-	(296)
Other taxes	(12)	(991)	(3)	(178)	-	(1,184)
Impairment (losses) reversals, net	(226)	-	-	-	-	(226)
Other income and expenses, net	(371)	(224)	(54)	(482)	-	(1,131)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	12,456	2,809	274	(1,061)	(225)	14,253
Net finance expense	-	-	-	(288)	-	(288)
Results of equity-accounted investments	29	65	15	(6)	-	103
Net income / (loss) before income taxes	12,485	2,874	289	(1,355)	(225)	14,068
Income taxes	(4,235)	(954)	(93)	1,577	75	(3,630)
Net income (loss) for the period	8,250	1,920	196	222	(150)	10,438
Attributable to:
Shareholders of Petrobras	8,250	1,920	190	218	(150)	10,428
Non-controlling interests	−	−	6	4	−	10

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated statement of income by operating segment
Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	14,404	19,795	2,176	80	(15,418)	21,037
Intersegments	14,343	256	817	2	(15,418)	−
Third parties	61	19,539	1,359	78	-	21,037
Cost of sales	(6,601)	(18,586)	(1,144)	(70)	15,376	(11,025)
Gross profit (loss)	7,803	1,209	1,032	10	(42)	10,012
Income (expenses)	(1,846)	(869)	(914)	(1,034)	−	(4,663)
Selling expenses	-	(518)	(751)	(17)	-	(1,286)
General and administrative expenses	(26)	(96)	(32)	(310)	-	(464)
Exploration costs	(185)	-	-	-	-	(185)
Research and development expenses	(147)	(3)	(2)	(41)	-	(193)
Other taxes	(7)	(14)	(6)	(100)	-	(127)
Impairment (losses) reversals, net	(139)	(50)	(1)	-	-	(190)
Other income and expenses, net	(1,342)	(188)	(122)	(566)	-	(2,218)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	5,957	340	118	(1,024)	(42)	5,349
Net finance income	-	-	-	1,015	-	1,015
Results of equity-accounted investments	42	(7)	17	(5)	-	47
Net income / (loss) before income taxes	5,999	333	135	(14)	(42)	6,411
Income taxes	(2,025)	(116)	(39)	512	14	(1,654)
Net income (loss) for the period	3,974	217	96	498	(28)	4,757
Attributable to:
Shareholders of Petrobras	3,974	217	88	483	(28)	4,734
Non-controlling interests	-	-	8	15	-	23

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,159)	(93)	(24)	(6)	(1,282)
Pension and medical benefits - retirees	-	-	-	(786)	(786)
Variable compensation programs	(310)	(197)	(32)	(182)	(721)
Losses with legal, administrative and arbitration proceedings	(100)	(144)	(3)	(233)	(480)
Gains (losses) with commodity derivatives	-	(142)	4	-	(138)
Results on disposal/write-offs of assets	51	7	6	51	115
Results from co-participation agreements in bid areas	205	-	-	-	205
Results of non-core activities	249	4	1	11	265
Early termination and changes to cash flow estimates of leases	287	5	(5)	2	289
Reimbursements from E&P partnership operations	381	-	-	-	381
Others	4	(51)	(71)	86	(32)
Total	(392)	(611)	(124)	(1,057)	(2,184)

Other income and expenses, net by segment
Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,113)	(127)	(47)	(8)	(1,295)
Pension and medical benefits - retirees	-	-	-	(639)	(639)
Variable compensation programs	(271)	(138)	(31)	(155)	(595)
Losses with legal, administrative and arbitration proceedings	(106)	(67)	(30)	(123)	(326)
Gains with commodity derivatives	-	4	7	-	11
Results from co-participation agreements in bid areas	50	-	-	-	50
Reimbursements from E&P partnership operations	65	-	-	-	65
Results on disposal/write-offs of assets	14	-	16	41	71
Results of non-core activities	222	(5)	1	6	224
Early termination and changes to cash flow estimates of leases	300	(4)	1	4	301
Others	(704)	(53)	(133)	(85)	(975)
Total	(1,543)	(390)	(216)	(959)	(3,108)

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Apr-Jun/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(589)	(34)	(13)	(2)	(638)
Pension and medical benefits - retirees	-	-	-	(401)	(401)
Variable compensation programs	(152)	(117)	(15)	(91)	(375)
Losses with legal, administrative and arbitration proceedings	(254)	(51)	(1)	(41)	(347)
Gains (losses) with commodity derivatives	-	(14)	4	-	(10)
Results on disposal/write-offs of assets	9	14	4	13	40
Results from co-participation agreements in bid areas	87	-	-	-	87
Results of non-core activities	125	4	1	6	136
Early termination and changes to cash flow estimates of leases	158	(6)	(5)	2	149
Reimbursements from E&P partnership operations	249	-	-	-	249
Others	(4)	(20)	(29)	32	(21)
Total	(371)	(224)	(54)	(482)	(1,131)

Other income and expenses, net by segment
Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(600)	(29)	(27)	(4)	(660)
Pension and medical benefits - retirees	-	-	-	(324)	(324)
Variable compensation programs	(137)	(74)	(16)	(78)	(305)
Gains (losses) with legal, administrative and arbitration proceedings	6	(38)	(28)	(65)	(125)
Reimbursements from E&P partnership operations	(81)	-	-	-	(81)
Results from co-participation agreements in bid areas	(20)	-	-	-	(20)
Gains with commodity derivatives	-	3	6	-	9
Results on disposal/write-offs of assets	(18)	1	14	17	14
Results of non-core activities	120	3	-	3	126
Early termination and changes to cash flow estimates of leases	149	(3)	-	(2)	144
Others	(761)	(51)	(71)	(113)	(996)
Total	(1,342)	(188)	(122)	(566)	(2,218)

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Jun/2026	6,442	1,503	317	112	8,374
Jan-Jun/2025	5,317	1,288	264	75	6,944

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Apr-Jun/2026	3,288	767	149	59	4,263
Apr-Jun/2025	2,836	691	131	39	3,697

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2026

Current assets	2,925	12,819	492	19,487	(5,786)	29,937
Non-current assets	169,222	24,971	5,576	17,371	−	217,140
Long-term receivables	9,886	3,703	164	14,307	−	28,060
Investments	315	92	187	60	−	654
Property, plant and equipment	157,017	21,018	5,131	2,528	−	185,694
Operating assets	119,431	17,113	4,492	1,670	−	142,706
Under construction	37,586	3,905	639	858	−	42,988
Intangible assets	2,004	158	94	476	−	2,732
Total Assets	172,147	37,790	6,068	36,858	(5,786)	247,077

Consolidated assets by operating segment - 12.31.2025

Current assets	2,424	9,580	356	16,620	(3,532)	25,448
Non-current assets	153,291	22,311	5,315	15,972	−	196,889
Long-term receivables	9,318	3,091	146	13,221	−	25,776
Investments	292	27	171	60	−	550
Property, plant and equipment	141,818	19,053	4,917	2,252	−	168,040
Operating assets	108,424	16,534	4,394	1,568	−	130,920
Under construction	33,394	2,519	523	684	−	37,120
Intangible assets	1,863	140	81	439	−	2,523
Total Assets	155,715	31,891	5,671	32,592	(3,532)	222,337

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.	Trade and other receivables
9.1.	Trade and other receivables
	06.30.2026	12.31.2025
Third parties
Receivables from contracts with customers	4,813	4,641
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	822	1,132
Lease receivables	199	226
Other receivables	707	1,192
Subtotal - Third parties	6,541	7,191
Related parties
Receivables from contracts with customers - Investees	94	77
Fuel trading subsidy program	2,021	−
Subtotal - Related parties (note 28)	2,115	77
Total trade and other receivables, before ECL	8,656	7,268
Expected credit losses (ECL) - Third parties	(1,848)	(1,780)
Expected credit losses (ECL) - Related parties	(3)	(10)
Total trade and other receivables	6,805	5,478
Current	6,252	4,627
Non-current	553	851

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 727 as of June 30, 2026 (US$ 402 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 299 (US$ 398 as of December 31, 2025), from the sale of interest in the Roncador field, totaling US$ 121 (US$ 266 as of December 31, 2025), the Potiguar cluster, totaling US$ 81 (US$ 157 as of December 31, 2025), and the Pampo and Enchova cluster, totaling US$ 85 (US$ 66 as of December 31, 2025).

The decrease in the balance of “Other receivables” is mainly related to the Tupi Shared Reservoir, as described in Note 18.4.

9.2.	Aging of trade and other receivables – third parties
	06.30.2026		12.31.2025
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,462	(25)	5,265	(88)
Overdue:
1-90 days	42	(23)	66	(32)
91-180 days	44	(22)	46	(25)
181-365 days	104	(98)	129	(106)
More than 365 days	1,889	(1,680)	1,685	(1,529)
Total	6,541	(1,848)	7,191	(1,780)

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Jun/2026	Jan-Jun/2025
Opening balance	1,790	1,641
Additions	47	93
Reversals	(52)	(56)
Write-offs	(8)	(5)
Translation adjustment	71	137
Others	3	−
Closing balance	1,851	1,810
Current	438	376
Non-current	1,413	1,434

10.	Inventories
	06.30.2026	12.31.2025
Crude oil	3,628	3,151
Oil products	2,679	2,302
Intermediate products	625	577
Natural gas and Liquefied Natural Gas (LNG)	158	112
Biofuels	35	29
Fertilizers	29	10
Total products	7,154	6,181
Materials, supplies and others	2,564	2,029
Total	9,718	8,210

In the six-month period ended June 30, 2026, the Company recognized a US$ 3 loss within cost of sales, adjusting inventories to net realizable value (compared to a US$ 7 loss within cost of sales in the six-month period ended June 30, 2025), primarily due to changes in international prices of crude oil and oil products.

At June 30, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 1,095 (US$ 786 at December 31, 2025).

11.	Prepayments
	06.30.2026	12.31.2025
Advances for property, plant and equipment (1)	4,248	4,143
Prepaid expenses	526	437
Advances for the acquisition of equipment, materials and others	151	126
Total	4,925	4,706
Current	584	468
Non current	4,341	4,238
(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

12.	Trade payables
	06.30.2026	12.31.2025
Third parties in Brazil	4,741	5,097
Third parties abroad	1,823	2,290
Related parties	53	55
Total	6,617	7,442

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of June 30, 2026, the balance advanced by suppliers, within the scope of the program, is US$ 35 (US$ 133 as of December 31, 2025) and has a payment term from 6 to 92 days and a weighted average term of 45 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

13.	Taxes

13.1.      Income taxes

Statement of Financial Position

	06.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Income taxes	965	1,473	1,023	1,868
Deferred income taxes	1,198	10,417	1,015	6,354
	2,163	11,890	2,038	8,222

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Net income before income taxes	23,393	15,517	14,068	6,411
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(7,953)	(5,275)	(4,783)	(2,179)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	1,162	465	1,162	465
Different jurisdictional tax rates for companies abroad	766	464	421	229
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(416)	(111)	(243)	(41)
Tax incentives	107	95	57	66
Effects of the global minimum tax	(56)	(109)	(23)	(56)
Internal transfer prices adjustments for operations between related parties abroad	(119)	(165)	(119)	(86)
Tax loss carryforwards (unrecognized tax losses)	(26)	1	(13)	-
Non-taxable income (non-deductible expenses), net	47	5	46	10
Post-employment benefits (2)	(317)	(208)	(158)	(94)
Results of equity-accounted investments	18	43	12	15
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	48	30	25	17
Others	2	-	(14)	-
Income taxes	(6,737)	(4,765)	(3,630)	(1,654)
Deferred income taxes	(1,758)	(2,341)	(1,054)	(1,126)
Current income taxes	(4,979)	(2,424)	(2,576)	(528)
Effective tax rate of income taxes	28.8%	30.7%	25.8%	25.8%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

13.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	06.30.2026	12.31.2025	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil	756	653	207	365	963	1,018
Taxes abroad	2	5	−	−	2	5
Total	758	658	207	365	965	1,023

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	06.30.2026	12.31.2025	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	566	785	427	392	993	1,177
Income taxes - Tax settlement programs	66	59	171	184	237	243
	632	844	598	576	1,230	1,420
Taxes abroad (1)	243	448	−	−	243	448
Total	875	1,292	598	576	1,473	1,868
(1) Includes uncertain tax treatments (see note 13.1.3).

13.1.2.	Deferred income taxes

The changes in the deferred income taxes are presented as follows:

	Jan-Jun/2026	Jan-Jun/2025
Opening balance	(5,339)	(548)
Recognized in the statement of income for the period	(1,758)	(2,341)
Recognized in shareholders’ equity	(1,727)	(3,238)
Translation adjustment	(395)	(446)
Use of tax loss carryforwards	(1)	(43)
Others	1	19
Closing balance	(9,219)	(6,597)
Deferred tax on profit - Assets	1,198	1,005
Deferred tax on profit - Liabilities	(10,417)	(7,602)

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	06.30.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,128)	(6,471)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,537	4,454
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(14,025)	(12,596)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(21,005)	(19,066)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(2,347)	(665)
Leasings	Appropriation of the considerations	15,190	14,322
Provision for decommissioning costs	Payments and use of provisions	10,144	9,957
Provision for legal proceedings	Payments and use of provisions	1,073	1,053
Tax loss carryforwards	Taxable income compensation	740	720
Inventories	Sales, write-downs and losses	804	453
Employee Benefits	Payments and use of provisions	1,398	1,586
Others		400	914
Total		(9,219)	(5,339)

13.1.3.	Uncertain tax treatments on income taxes

As of June 30, 2026, the Company has US$ 427 (US$ 614 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil. The decrease in this balance primarily reflects the settlement with the Dutch Tax Authority regarding the calculation of Corporate Income Tax (CIT) for the fiscal years 2018 to 2023, resulting from the tax valuation of platforms and equipment that were nationalized under the Repetro SPED tax regime.

In addition, the Company has US$ 5,450 of uncertain tax treatments (US$ 5,146 as of December 31, 2025), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of June 30, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 5,733 (US$ 4,912 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of June 30, 2026, the total amount of uncertain tax treatments amounts to US$ 11,610 (US$ 10,672 as of December 31, 2025), for which Petrobras will continue to defend its position.

13.2.	Other taxes and production taxes
13.2.1.	Taxes recoverable
	Current assets		Non-current assets
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	276	255	1,416	1,291
Non-Current PIS and COFINS	395	354	1,770	1,461
PIS and COFINS - unconstitutionality of the extended calculation basis	−	−	725	661
ICMS (VAT)	192	320	599	515
Deferred ICMS (VAT)	423	369	241	229
Others	14	28	21	20
	1,300	1,326	4,772	4,177
Taxes abroad	64	42	−	−
Total	1,364	1,368	4,772	4,177

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.2.	Production taxes and other taxes payable
	Current liabilities		Non-current liabilities (1)
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Taxes in Brazil
Production taxes	2,493	1,400	37	56
ICMS (VAT)	1,412	1,291	−	−
PIS and COFINS	593	445	221	178
Withholding income taxes	182	329	−	−
Export tax	579	−	−	−
Other taxes	254	333	105	90
	5,513	3,798	363	324
Taxes abroad	22	12	−	−
Total	5,535	3,810	363	324
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

13.3.	Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized a US$ 118 expense in the statement of income, within other taxes, in the six-month period ended June 30, 2026.

13.4.	Export tax on crude oil and diesel

On March 12, 2026, Provisional Measure No. 1,340 was published, establishing the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel. The Provisional Measure expired in July 2026, but the Brazilian authority responsible for foreign trade policy maintained the tax in effect for up to 60 days, with reassessment scheduled after 30 days.

The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate.

The term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

In the six-month period ended June 30, 2026, a US$ 1,087 expense was recognized within other taxes relating to this tax (US$ 965 in the three-month period ended June 30, 2026). As of June 30, 2026, there is US$ 579 remaining balance of export tax payable.

13.5.	Tax reform

The regulations for the IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços) and the CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), released on April 30,2026, did not introduce significant changes compared to the provisions set forth in Complementary Laws No. 214/2025 and No. 227/2026. The Company awaits feedback from the Brazilian Federal Revenue Service and the IBS Management Committee regarding the suggestions to the regulations submitted by the Brazilian Petroleum Institute (IBP).

At the current stage of implementation and regulation of the Consumption Tax Reform, the Company believes that there is material uncertainty with respect to rules associated with the new taxes. Thus, there is no effect on these unaudited condensed consolidated interim financial statements as of June 30, 2026, considering that:

•	the elements necessary for the objective identification of IBS and CBS tax rates applicable to the Company's operations have not yet been published, including the reference rate and the standard rates by federative entity;
•	ancillary obligations regarding, among others, the issuance of tax documents, credit utilization, reimbursement procedures, or adoption of specific regimes are not sufficiently detailed; and

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	regulation of the IS (Selective Tax – Imposto Seletivo) and the rules necessary for its application remain pending, mainly regarding the timing of its incidence and the applicable reference rate.
14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	06.30.2026	12.31.2025
Liabilities
Short-term employee benefits	2,080	2,722
Termination benefits	91	91
Post-employment benefits	17,860	16,359
Total	20,031	19,172
Current	3,224	3,805
Non-current	16,807	15,367

14.1.	Short-term employee benefits
	06.30.2026	12.31.2025
Accrued vacation and 13th salary	882	610
Profit sharing	383	677
Performance award program	397	717
Salaries and related charges and other provisions	418	718
Total	2,080	2,722
Current	2,061	2,706
Non-current (1)	19	16
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Salaries, accrued vacations and related charges	(2,114)	(1,810)	(1,112)	(950)
Management fees and charges	8	(7)	11	(4)
Variable compensation programs (1)	(721)	(595)	(375)	(305)
Performance award program (2)	(343)	(278)	(182)	(144)
Profit sharing (2)	(378)	(317)	(193)	(161)
Total	(2,827)	(2,412)	(1,476)	(1,259)
(1) Includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

14.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the six-month period ended June 30, 2026, the Company:

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	paid US$ 725 relating to the profit sharing (PLR) for the previous year, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 378 relating to the PLR for the current year (US$ 317 in the same period of 2025), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In the six-month period ended June 30, 2026, the Company:

•	paid US$ 714 relating to the performance award program (PRD) for the previous year, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 343 relating to the PRD for the current year (US$ 277 in the same period of 2025), recorded in other income and expenses, including variable compensation programs of consolidated companies.
14.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	06.30.2026	12.31.2025
Liabilities
Health Care Plan - Saúde Petrobras	12,902	11,661
Subtotal - health care plan	12,902	11,661
Petros Pension Plan - Renegotiated (PPSP-R)	2,850	2,734
Petros Pension Plan - Non-renegotiated (PPSP-NR)	997	946
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	559	513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	549	501
Petros 2 Pension Plan (PP-2)	3	4
Subtotal - pension plans	4,958	4,698
Total	17,860	16,359
Current	1,103	1,036
Non-current	16,757	15,323

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	236	118
Ordinary and extraordinary future contributions - sponsor	4,273	1,259
Contributions related to the TFC - sponsor	786	567
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(2,049)	(496)
Net actuarial liability recorded by the Company	3,247	1,448
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2026
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2025	3,247	1,448	4	11,661	16,360
Recognized in the Statement of Income	189	86	−	827	1,102
Current service cost	−	−	−	131	131
Net interest	189	86	−	696	971
Cash effects	(234)	(80)	(8)	(317)	(639)
Contributions paid	(217)	(69)	(8)	(317)	(611)
Payments related to Term of financial commitment (TFC)	(17)	(11)	−	−	(28)
Other changes	207	92	7	731	1,037
Others	−	−	8	−	8
Translation Adjustment	207	92	(1)	731	1,029
Balance at June 30, 2026	3,409	1,546	3	12,902	17,860
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	179	76	3	589	847
Current service cost	2	−	−	81	83
Net interest	177	76	3	508	764
Recognized in Equity - other comprehensive income	−	−	−	1	1
(Gains)/losses arising from the remeasurement	−	−	−	1	1
Cash effects	(199)	(64)	(6)	(253)	(522)
Contributions paid	(185)	(56)	(6)	(253)	(500)
Payments related to Term of financial commitment (TFC)	(14)	(8)	−	−	(22)
Other changes	359	159	6	1,028	1,552
Translation Adjustment	359	159	6	1,028	1,552
Balance at June 30, 2025	3,023	1,329	61	8,863	13,276
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(11)	(2)	−	(303)	(316)
Related to retirees (other income and expenses)	(178)	(84)	−	(524)	(786)
Net costs for Jan-Jun/2026	(189)	(86)	−	(827)	(1,102)
Related to active employees (cost of sales and expenses)	(13)	(1)	−	(194)	(208)
Related to retirees (other income and expenses)	(166)	(75)	(3)	(395)	(639)
Net costs for Jan-Jun/2025	(179)	(76)	(3)	(589)	(847)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(5)	(1)	−	(155)	(161)
Related to retirees (other income and expenses)	(91)	(43)	−	(267)	(401)
Net costs for Apr-Jun/2026	(96)	(44)	−	(422)	(562)
Related to active employees (cost of sales and expenses)	(7)	−	−	(99)	(106)
Related to retirees (other income and expenses)	(84)	(38)	(2)	(200)	(324)
Net costs for Apr-Jun/2025	(91)	(38)	(2)	(299)	(430)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2.	Contributions

In the six-month period ended June 30, 2026, the Company contributed US$ 639 (US$ 522 in the same period of 2025), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 14.2.1), and US$ 143 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 112 for PP-2 and US$ 0.9 for PP-3 in the same period of 2025), which were recognized in the statement of income.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities
15.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection on bunker oil involving several states; (ii) claims for alleged non-payment of social security contributions on allowances and bonuses; and (iii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	06.30.2026	12.31.2025
Labor claims	842	691
Tax claims	658	737
Civil claims	1,697	1,601
Environmental claims	232	221
Total	3,429	3,250

	Jan-Jun/2026	Jan-Jun/2025
Opening Balance	3,250	2,833
Additions, net of reversals	238	137
Use of provision	(502)	(634)
Revaluation of existing proceedings and interest charges	240	199
Others	−	(8)
Translation adjustment	203	363
Closing Balance	3,429	2,890

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

15.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	06.30.2026	12.31.2025
Tax	11,493	10,172
Labor	880	839
Civil	4,106	3,702
Environmental and others	101	101
Total	16,580	14,814

	Jan-Jun/2026	Jan-Jun/2025
Opening Balance	14,814	11,748
Additions	190	438
Use	(65)	(71)
Accruals and charges	716	552
Translation adjustment	925	1,632
Closing Balance	16,580	14,299

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 39 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30,2026, the balance of production capacity held in guarantee in the NJP is US$ 1,533 (US$ 1,417 as of December 31, 2025).

15.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2026, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	06.30.2026	12.31.2025
Tax	29,636	25,585
Labor	1,950	1,844
Civil	14,249	12,748
Environmental and others	1,648	1,394
Total	47,483	41,571

The main contingent liabilities are:

•	Tax matters comprising: (i) collection of ICMS involving several states; (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iv) incidence of social security contributions on the payment of bonuses; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damages.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.4.	Collective action and related proceedings

15.4.1.   Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions.

On June 30, 2026, the Court of Appeal of The Hague dismissed the appeal filed by the Foundation specifically regarding PIBBV and PGF. This decision does not affect the appeals filed by PGF and Petrobras, nor the Foundation’s remaining appeal against Petrobras, all of which remain pending judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves.

15.4.2.   Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case and, on April 23, 2026, ruled that the appeal for cassation filed by the Association was inadmissible, which then filed a new appeal to the higher court.

15.4.3.   Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the six-month period ended June 30, 2026.

For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	06.30.2026	12.31.2025
Onshore	702	675
Shallow waters	8,471	8,106
Deep and ultra-deep post-salt	12,998	12,748
Pre-salt	7,523	6,984
Total	29,694	28,513
Current	2,835	2,950
Non-current	26,859	25,563

Changes in the provision for decommissioning costs are presented as follows:

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2026	Jan-Jun/2025
Opening balance	28,514	26,202
Adjustment to provision	7	8
Transfers related to liabilities held for sale	−	100
Use of provisions	(1,306)	(721)
Interest accrued	688	629
Others	(8)	(12)
Translation adjustment	1,799	3,530
Closing balance	29,694	29,736

17.	Other assets and liabilities

Assets	06.30.2026	12.31.2025
Escrow account and/ or collateral	763	685
Derivative transactions	103	102
Assets related to E&P partnerships	221	275
Others	170	149
Total	1,257	1,211
Current	848	895
Non-Current	409	316

Liabilities	06.30.2026	12.31.2025
Obligations arising from divestments	848	938
Contractual retentions	1,050	923
Advances from customers	446	317
Provisions for environmental expenses, research and development and fines	628	506
Other taxes	363	324
Unclaimed dividends	170	187
Derivative transactions	84	131
Obligations arising from acquisition of equity interests	175	157
Various creditors	71	142
Others	462	421
Total	4,297	4,046
Current	2,571	2,331
Non-Current	1,726	1,715

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Property, plant and equipment
18.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2025	2,392	52,662	37,120	38,894	36,972	168,040
Cost	4,417	116,063	42,752	77,977	58,273	299,482
Accumulated depreciation and impairment (4)	(2,025)	(63,401)	(5,632)	(39,083)	(21,301)	(131,442)
Additions	2	87	9,160	103	5,678	15,030
Capitalized borrowing costs	−	−	1,340	−	−	1,340
Write-offs	(3)	(21)	(43)	(16)	(33)	(116)
Transfers (5)	19	6,092	(7,391)	2,480	1	1,201
Transfers to assets held for sale	−	−	1	−	−	1
Depreciation, amortization and depletion	(45)	(3,261)	−	(2,664)	(4,535)	(10,505)
Impairment recognition (note 20)	−	(49)	(55)	(45)	(79)	(228)
Impairment reversal (note 20)	1	4	413	−	−	418
Translation adjustment	151	3,202	2,443	2,426	2,291	10,513
Balance at June 30, 2026	2,517	58,716	42,988	41,178	40,295	185,694
Cost	4,713	128,507	48,387	85,582	66,469	333,658
Accumulated depreciation and impairment (4)	(2,196)	(69,791)	(5,399)	(44,404)	(26,174)	(147,964)
Balance at June 30, 2026	2,517	58,716	42,988	41,178	40,295	185,694
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	−	21	7,472	74	8,367	15,934
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	911	−	−	911
Write-offs	(1)	(27)	(290)	(4)	(14)	(336)
Transfers (5)	103	2,489	(3,438)	1,466	−	620
Transfers to assets held for sale	−	(1)	−	−	−	(1)
Depreciation, amortization and depletion	(49)	(2,641)	−	(2,157)	(3,498)	(8,345)
Impairment recognition (note 20)	(3)	(116)	(17)	(10)	(84)	(230)
Impairment reversal (note 20)	−	4	−	−	−	4
Translation adjustment	339	6,168	3,507	4,766	3,999	18,779
Balance at June 30, 2025	2,874	51,704	32,529	40,062	36,458	163,627
Cost	4,503	112,058	39,137	78,019	55,814	289,531
Accumulated depreciation and impairment (4)	(1,629)	(60,354)	(6,608)	(37,957)	(19,356)	(125,904)
(1) Composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) Composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, refers only to impairment losses.
(5) Mainly includes transfers between classes of assets and transfers from Prepayments.

Additions in assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability.

18.2.	Estimated useful life

The useful life of assets depreciated are shown below:

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	37 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	13 (between 1 and 50)

18.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	31,412	31,608	3,449	66,469
Accumulated depreciation and impairment	(8,306)	(16,526)	(1,342)	(26,174)
Balance at June 30, 2026	23,106	15,082	2,107	40,295
Cost	28,617	26,632	3,024	58,273
Accumulated depreciation and impairment	(6,692)	(13,593)	(1,016)	(21,301)
Balance at December 31, 2025	21,925	13,039	2,008	36,972

18.4.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes in shared reservoirs, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Jun/2026	Jan-Jun/2025
Opening balance, net	409	577
Additions (write-offs) of assets	(35)	(353)
Other (income) and expenses	21	676
Indexation charges	(27)	−
Payments made	(161)	−
Cash inflow	595	−
Translation adjustments	30	97
Closing balance, net	832	997

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid US$ 42 to the Brazilian Federal Government, represented by PPSA, regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

In the six-month period ended June 30, 2026, Petrobras received US$ 595 from partner companies and paid US$ 119 to the Brazilian Federal Government represented by Pré-Sal Petróleo (PPSA), in relation to the equalization process of the Tupi Shared Reservoir.

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Berbigão and Sururu shared reservoirs

On April 30, 2026, ANP approved the AIP for the Berbigão and Sururu shared reservoirs, in the Santos Basin, effective as of May 1, 2026. The agreement covers the BM-S-11A concession agreement, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%), and Petrogal (10%), and the transfer of rights agreement, operated by Petrobras (100%).

As a result of this individualization process, the financial settlement of costs incurred and revenues relating to volumes produced until the effective date of the AIP is subject to negotiation among the partner companies.

18.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2026, the capitalization rate was 7.43% p.a. (7.17% p.a. for the six-month period ended June 30, 2025).

19.	Intangible assets
19.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2025	1,750	751	22	2,523
Cost	1,984	2,134	22	4,140
Accumulated amortization and impairment	(234)	(1,383)	−	(1,617)
Addition	10	122	−	132
Capitalized borrowing costs	−	10	−	10
Write-offs	−	(1)	−	(1)
Transfers	−	4	−	4
Amortization	(1)	(93)	−	(94)
Translation adjustment	109	48	1	158
Balance at June 30, 2026	1,868	841	23	2,732
Cost	2,118	2,393	23	4,534
Accumulated amortization and impairment	(250)	(1,552)	−	(1,802)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	7	106	−	113
Capitalized borrowing costs	−	5	−	5
Write-offs	−	(1)	−	(1)
Transfers	−	2	−	2
Amortization	(2)	(70)	−	(72)
Impairment recognition (note 20)	(165)	−	−	(165)
Translation adjustment	219	73	3	295
Balance at June 30, 2025	1,756	653	23	2,432
Cost	1,973	1,980	23	3,976
Accumulated amortization and impairment	(217)	(1,327)	−	(1,544)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) Comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

20.	Impairment
Statement of income	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Impairment (losses) reversals	191	(240)	(226)	(190)
Exploratory assets	−	(208)	−	−
Impairment of equity-accounted investments	59	3	67	3
Net effect within the statement of income	250	(445)	(159)	(187)
Losses	(236)	(454)	(228)	(190)
Reversals	486	9	69	3

Statement of financial position	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Property, plant and equipment	191	(226)	(226)	(133)
Intangible assets	−	(165)	−	−
Assets classified as held for sale	−	(57)	−	(57)
Investments	59	3	67	3
Net effect within the statement of financial position	250	(445)	(159)	(187)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

In the six-month period ended June 30, 2026, net impairment reversals were recognized in the amount of US$ 250, mainly arising from the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas/MS whose approval for project resumption resulted in an estimate of positive future cash generation for the asset, with an increase in its recoverable value, in the amount of US$ 405. This impairment reversal was partially compensated by a US$ 227 impairment loss arising from the postponement of production resumption of platform P-52, in the Roncador field, located in the Campos Basin, from September 2026 to March 2027.

In the six-month period ended June 30, 2025, net impairment losses were recognized in the amount of US$ 445, mainly due to: (i) the economic unfeasibility of blocks C-M-753 e C-M-789, located in the Santos basin, which resulted in the recognition of a US$ 208 loss; (ii) the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU), due to the need to extend the contractual term through the end of 2026 for the decommissioning of this asset, which resulted in the recognition of a US$ 83 impairment loss; and (iii) additional financial compensation for the Cherne Cluster, due to the accident on platform PCH-1, which occurred in the second quarter of 2025, which resulted in the recognition of a US$ 57 impairment loss.

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Jun/2026	Jan-Jun/2025
Property plant and equipment
Opening Balance	2,427	1,475
Additions	490	501
Write-offs	(16)	(4)
Transfers	−	(84)
Translation adjustment	139	196
Losses on exploration expenditures written off	−	(44)
Closing Balance	3,040	2,040
Intangible assets
Opening Balance	1,664	1,609
Additions	7	−
Translation adjustment	104	208
Losses on exploration expenditures written off	−	(164)
Closing Balance	1,775	1,653
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,815	3,693
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Additions in the six-month period ended June 30, 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(204)	(274)	(85)	(183)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(20)	(209)	(4)	-
Contractual penalties on local content requirements	(14)	(5)	(12)	-
Other exploration expenses	(1)	(10)	-	(2)
Total expenses	(239)	(498)	(101)	(185)
Cash used in:
Operating activities	205	284	85	185
Investment activities	502	503	225	262
Total cash used	707	787	310	447
(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,189 (US$ 1,410 as of December 31, 2025), which is still in force as of June 30, 2026, net of commitments undertaken. As of June 30, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,454 (US$ 1,358 as of December 31, 2025) and bank guarantees of US$ 735 (US$ 52 as of December 31, 2025).

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2025	464	86	550
Investments	60	3	63
Results of equity-accounted investments	111	2	113
Translation adjustment	(1)	4	3
Other comprehensive income	3	(3)	−
Dividends	(74)	(1)	(75)
Balance at June 30, 2026	563	91	654

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	3	5
Restructuring, capital decrease and others	−	(4)	(4)
Results of equity-accounted investments	90	39	129
Translation adjustment	1	(188)	(187)
Other comprehensive income	−	232	232
Dividends	(54)	(2)	(56)
Balance at June 30, 2025	520	258	778
(1) Includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		06.30.2026	12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	27	27	25
Total	27	27	25
Liabilities on assets classified as held for sale
Provision for decommissioning costs	112	112	103
Total	112	112	103

23.1.	Acquisition of Interests

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda. for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450, as follows: (i) US$ 50 paid on the signing date; (ii) US$ 350 at transaction closing; and (iii) two installments of up to US$ 25 each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of US$ 134 (R$ 700 million), of which US$ 19 (R$ 100 million) will be paid at the closing, and US$ 115 (R$ 600 million) at the closing or on January 15, 2027, whichever occurs later. In addition, two years after closing, the Company will pay US$ 150. These amounts are subject to contractual adjustments.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

Lightsource Brasil NewCo Holding S.A.

On May 20, 2026, Petrobras acquired a 49.99% interest in voting share capital of Lightsource Brasil NewCo Holding S.A., through a capital contribution of US$ 32 to this company, establishing a strategic partnership in the onshore renewable energy business in Brazil, including energy generation from renewable sources and energy storage.

The investment is classified as a joint venture entity, considering the terms established in the Shareholders' Agreement, and is accounted for by the equity method.

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2026	Assets recognized in previous periods	Balance of contingent assets as of June 30, 2026
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	208	1,514	3,536
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	85	358	207
Baúna field	November 2020	285	17	271	(3)
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	−	26	17
Papa-Terra field	December 2022	90	−	54	36
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	310	2,665	3,907
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6). The estimated value of the transaction was reduced to US$ 5,258. For more information, see note 29.2 to the financial statements for the year ended December 31, 2025.
23.3.	Other transactions

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board. This agreement became effective on June 3, 2026, upon completion of the transfer of Novonor shares to the FIP.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras maintains its 36.15% interest in the share capital of Braskem and 47.03% of its voting share capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem is no longer classified as an associate, but rather as a joint venture company. The investment continues to be measured using the equity method.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	06.30.2026	12.31.2025
Banking market	5,403	4,514
Capital market	3,007	3,017
Development bank (1)	544	532
Others	-	3
Total	8,954	8,066
Abroad
Banking market	1,890	3,081
Capital market	13,257	13,983
Export credit agency	1,623	1,189
Others	110	122
Total	16,880	18,375
Total finance debt	25,834	26,441
Current	1,435	2,186
Non-current	24,399	24,255
(1) Refers to BNDES.

Current finance debt is composed of:

	06.30.2026	12.31.2025
Short-term debt	19	20
Current portion of long-term debt	896	1,616
Accrued interest on short and long-term debt	520	550
Total	1,435	2,186

The capital market balance is mainly composed of US$ 12,721 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,973 in debentures issued in Brazil by Petrobras and TBG, and US$ 963 in commercial notes issued in Brazil by Petrobras.

The balance of global notes has maturities between 2028 to 2115 and does not require collateral. Such financing was carried out in dollars (92%) and pounds (8%).

The debentures and the commercial notes, with maturities between 2029 and 2045, do not require collateral and are not convertible into shares or equity interests.

On June 30, 2026, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2025	8,066	18,375	26,441
Proceeds from finance debt	1,010	921	1,931
Repayment of principal (1)	(735)	(2,372)	(3,107)
Repayment of interest (1)	(470)	(598)	(1,068)
Accrued interest (2)	501	576	1,077
Foreign exchange/ inflation indexation charges	65	(80)	(15)
Translation adjustment	517	58	575
Balance at June 30, 2026	8,954	16,880	25,834

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	1,943	1,129	3,072
Repayment of principal (1)	(211)	(1,342)	(1,553)
Repayment of interest (1)	(267)	(590)	(857)
Accrued interest (2)	357	586	943
Foreign exchange/ inflation indexation charges	18	(48)	(30)
Translation adjustment	848	206	1,054
Balance at June 30, 2025	8,251	17,540	25,791
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Jun/2026			Jan-Jun/2025
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	1,931	(3,107)	(1,068)	3,072	(1,553)	(857)
Premium on repurchase of debt securities	−	(11)	−	−	−	−
Deposits linked to finance debt (1)	−	(17)	(2)	−	6	1
Net cash used in financing activities	1,931	(3,135)	(1,070)	3,072	(1,547)	(856)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the six-month period ended June 30, 2026, the Company:

•	repaid several finance debts, totaling US$ 4,205, notably: (i) US$ 2,342 in the banking market, including US$ 1,360 of prepayments in both the domestic and international markets; (ii) US$ 1,588 in the capital markets, including the repurchase and optional redemption of US$ 694 of bonds issued in the international capital markets; (iii) US$ 197 to export credit agencies; (iv) US$ 54 to development banks; and (v) US$ 25 under other financing arrangements.
•	raised US$ 1,931, notably through: (i) borrowings in the domestic banking market, amounting to US$ 948; (ii) borrowings from export credit agencies, amounting to US$ 590; and (iii) borrowings in the international banking market, amounting to US$ 320.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.4.	Summarized information on current and non-current finance debt
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value (4)

Financing in U.S. Dollars:	872	270	1,609	732	2,079	10,106	15,668	15,559
Floating rate debt (2)	609	257	559	180	740	1,452	3,797
Fixed rate debt	263	13	1,050	552	1,339	8,654	11,871
Average interest rate p.a.	6.6%	6.1%	5.7%	6.1%	6.1%	6.6%	6.4%
Financing in Brazilian Reais):	221	203	150	1,061	681	5,834	8,150	7,790
Floating rate debt (3)	183	45	43	43	568	5,338	6,220
Fixed rate debt	38	158	107	1,018	113	496	1,930
Average interest rate p.a.	10.3%	10.1%	10.2%	10.2%	10.6%	8.2%	9.7%
Financing in Euro:	−	8	102	25	50	351	536	545
Fixed rate debt	−	8	102	25	50	351	536
Average interest rate p.a.	0.0%	4.6%	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling:	16	17	−	390	−	547	970	978
Fixed rate debt	16	17	−	390	−	547	970
Average interest rate p.a.	6.2%	6.1%	0.0%	6.1%	0.0%	6.6%	6.3%
Financing in Renminbi:	3	5	5	5	492	−	510	510
Floating rate debt	3	5	5	5	492	−	510
Average interest rate p.a.	3.1%	3.1%	3.1%	3.2%	3.1%	0.0%	3.1%
Total as of June 30, 2026	1,112	503	1,866	2,213	3,302	16,838	25,834	25,382
Average interest rate (4)	7.6%	7.2%	7.0%	7.2%	7.2%	6.6%	6.8%
(1) The average maturity of outstanding debt as of June 30, 2026 is 11.92 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is US$ 25,907 and the average interest rate p.a. is 6.7%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 12,615 as of June 30, 2026 (US$ 13,390 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 12,767 as of June 30, 2026 (US$ 12,517 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2026	2027	2028	2029	2030	2031 and thereafter	06.30.2026	12.31.2025
Principal	637	467	1,950	2,165	3,485	17,329	26,033	26,574
Interest	990	1,856	1,758	1,705	1,523	14,659	22,490	22,686
Total (1)	1,627	2,323	3,708	3,870	5,008	31,988	48,523	49,260
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.5.	Lines of credit
						06.30.2026
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	290	−	290
Petrobras	Banco Itaú	07/30/2025	07/31/2030	290	−	290
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	676	−	676
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	773	−	773
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	64	−	64
Total				2,093	−	2,093

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2025	6,646	36,706	43,352
Remeasurement / new contracts	1,728	3,504	5,232
Payment of principal and interest	(1,480)	(3,736)	(5,216)
Interest expenses	324	1,109	1,433
Foreign exchange losses	(234)	(2,242)	(2,476)
Translation adjustment	425	2,220	2,645
Transfers	1	1	2
Balance at June 30, 2026	7,410	37,562	44,972
Current			10,250
Non-current			34,722

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	1,130	6,735	7,865
Payment of principal and interest	(1,224)	(3,144)	(4,368)
Interest expenses	232	1,057	1,289
Foreign exchange losses	(379)	(4,249)	(4,628)
Translation adjustment	718	4,248	4,966
Balance at June 30, 2025	5,961	36,312	42,273
Current			9,270
Non-current			33,003

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal amounts on June 30, 2026	5,708	9,241	7,637	5,441	4,109	33,715	65,850
(1) On December 31, 2025, the nominal amounts of future payments are US$ 64,647.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2026	Jan-Jun/2025
Variable payments	779	473
Up to 1 year maturity	18	6
Variable payments x fixed payments	14%	11%

As of June 30, 2026, the nominal amount of lease agreements for which the lease term has not commenced is US$ 18,910 (US$ 20,356 at December 31, 2025). The reduction was mainly due to the commencement of lease-related obligations upon the availability of the corresponding assets for the Company’s use, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity
26.1.	Share capital

As of June 30, 2026 and December 31, 2025, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	06.30.2026	12.31.2025
Common shares	7,442,231,382	7,442,231,382
Preferred shares	5,446,501,379	5,446,501,379
Subscribed and fully paid shares	12,888,732,761	12,888,732,761

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2025	12,846	3,397	2,128	41,598	1,477	61,446
Additional dividends proposed	−	−	−	−	(1,477)	(1,477)
Cancellation of treasury shares	−	−	−	(1,116)	−	(1,116)
Balance at June 30, 2025	12,846	3,397	2,128	40,482	−	58,853

Balance at January 1, 2026	12,846	3,397	2,276	52,614	1,467	72,600
Additional dividends proposed	−	−	−	−	(1,467)	(1,467)
Balance at June 30, 2026	12,846	3,397	2,276	52,614	−	71,133

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

26.3.	Accumulated other comprehensive income (loss)

The composition of the accumulated other comprehensive income (loss) is presented in the following table:

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(15,728)	(15,728)
Unrealized losses on cash flow hedge on exports	(10,493)	(13,845)
Translation adjustments	(74,394)	(75,027)
Others	(681)	(681)
Total	(101,296)	(105,281)

26.4.	Distributions to shareholders

Dividends relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends relating to 2025, amounting to US$ 7,507 (US$ 0.5814 per outstanding share). This amount includes US$ 6,040 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and US$ 1,467 of complementary dividends which are accounted for as additional dividends proposed.

These complementary dividends were reclassified from equity to liabilities on the date of approval at the Annual General Shareholders Meeting and were paid in 2 installments in May and June 2026, in the form of interest on capital, updated by the Selic interest rate from December 31, 2025 to the date of each payment.

This payment of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 545. Interest on capital is subject to withholding income tax (IRRF), except for immune and exempt shareholders, as established in applicable law. The tax benefit related to the complementary dividends was recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws are effective as of January 1, 2026.

Interest on capital relating to the first quarter of 2026

On May 11, 2026, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 1,845 or R$ 9,034 million (US$ 0.1431 per outstanding common and preferred shares, or R$ 0.7010), based on the net income for the three-month period ended March 31, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interest on capital - 1st quarter of 2026	05.11.2026	06.01.2026	0.1431	1,845
Total anticipated remuneration to the shareholders of Petrobras			0.1431	1,845

This interest on capital will be paid in two equal installments, on August 20 and September 21, 2026, and will be offset against shareholder renumeration relating to 2026. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of this fiscal year.

This anticipation of interest on capital generated a tax-deductible expense resulting in a reduction of income tax expense by US$ 617. Interest on capital is subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2026	Jan-Jun/2025
Consolidated opening balance of dividends payable	2,095	2,657
Opening balance of dividends payable to non-controlling shareholders	20	19
Opening balance of dividends payable to shareholders of Petrobras	2,075	2,638
Additions relating to complementary dividends	1,467	1,477
Additions relating to anticipated dividends	1,845	2,063
Payments made	(3,742)	(4,588)
Indexation to the Selic interest rate	151	149
Transfers to unclaimed dividends	(14)	(17)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(362)	(146)
Translation adjustment	146	441
Closing balance of dividends payable to shareholders of Petrobras	1,566	2,017
Closing balance of dividends payable to non-controlling shareholders	17	11
Consolidated closing balance of dividends payable	1,583	2,028

Unclaimed dividends

As of June 30, 2026, the balance of dividends not claimed by shareholders of Petrobras is US$ 170 recorded as other current liabilities, as described in note 17 (US$ 187 as of December 31, 2025). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Jun/2026	Jan-Jun/2025
Changes in unclaimed dividends
Opening balance	187	276
Prescription	(43)	(49)
Transfers from dividends payable	14	17
Translation adjustment	12	36
Closing Balance	170	280

26.5.	Earnings per share
		Jan-Jun/2026			Jan-Jun/2025
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	9,601	7,026	16,627	6,183	4,525	10,708
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	1.29	1.29	1.29	0.83	0.83	0.83
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	2.58	2.58	2.58	1.66	1.66	1.66

		Apr-Jun/2026			Apr-Jun/2025
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	6,021	4,407	10,428	2,734	2,000	4,734
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	0.81	0.81	0.81	0.37	0.37	0.37
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	1.62	1.62	1.62	0.74	0.74	0.74
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

27.1.	Comprehensive income

Statement of income

Gains/ (losses) recognized in the statement of income
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 27.3.1 (b)	61	54	18	26
Cash flow hedge on exports - Note 27.3.1 (a)	(704)	(1,220)	(197)	(498)
Interest rate risk
Swap IPCA X CDI - 27.3.1 (b)	(17)	2	(16)	(9)
Recognized in Net finance income (expense)	(660)	(1,164)	(195)	(481)
Price risk (commodity derivatives)
Recognized in other income and expenses	(138)	11	(10)	9
Total	(798)	(1,153)	(205)	(472)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

Gains/ (losses) recognized in the period
	Jan-Jun/2026	Jan-Jun/2025	Apr-Jun/2026	Apr-Jun/2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	5,079	9,524	867	3,949
Deferred income taxes	(1,727)	(3,238)	(295)	(1,343)
Total	3,352	6,286	572	2,606

27.2.	Statement of financial position
	06.30.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivative transactions	24	(24)
Closed derivative transactions awaiting financial settlement	(5)	(5)
Recognized in Statements of Financial Position	19	(29)
Other assets (note 17)	103	102
Other liabilities (note 17)	(84)	(131)

The following table presents the details of the open derivative financial instruments held by the Company as of June 30, 2026, and represents its risk exposure:

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(50)	(85)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(31)	(20)	-	−	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	R$ 3,312	R$ 3,008	69	53	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	409	(3,045)	5	7	Level 1	2026
Swap - Short position/Soybean oil (3)	9	-	−	−	Level 2	2026
Options - Long put/ Soybean oil (3)	−	(4)	−	−	Level 2	2026
Total open derivative transactions			24	(25)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	06.30.2026	12.31.2025
Commodity derivatives	86	51

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	06.30.2026	12.31.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(15,895)	(20,974)
Deferred income taxes	5,402	7,129
Total	(10,493)	(13,845)

27.3.	Market risks
27.3.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of June 30, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1766 exchange rate are set out below:

		Present value of hedging instrument notional value at 06.30.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2026 to June 2036	72,445	375,020

50

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	23,346	120,115
Exports affecting the statement of income	(9,360)	(48,311)
Principal repayments / amortization	(13,621)	(70,106)
Foreign exchange rate variations	-	(23,293)
Amounts designated as of June 30, 2026	72,445	375,020
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2026	93,026	481,558

In the six-month period ended June 30, 2026, the Company recognized a US$ 39 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 130 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 71.45%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Jun/2026	Jan-Jun/2025
Opening balance	(20,974)	(30,845)
Recognized in equity	4,375	8,304
Reclassified to the statement of income	704	1,220
Other comprehensive income (loss)	5,079	9,524
Closing balance	(15,895)	(21,321)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of June 30, 2026, is set out below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(4,384)	(8,861)	(5,008)	(4,251)	683	5,926	(15,895)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 568 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(14)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 0.65% depreciation of the real;
•	euro x U.S. dollar - a 3.35 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 1.07 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 2.05 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 06.30.2026	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	3,307	17,120	21	661
	Liabilities	(119,462)	(618,409)	(771)	(23,893)
	Exchange rate - Cross currency swap	(488)	(2,527)	(3)	(98)
	Cash flow hedge on exports	72,445	375,020	467	14,489
	Total	(44,198)	(228,796)	(286)	(8,841)
Euro/Dollar	Assets	1,285	6,652	43	257
	Liabilities	(1,636)	(8,468)	(55)	(327)
	Total	(351)	(1,816)	(12)	(70)
Pound/Dollar	Assets	967	5,006	10	193
	Liabilities	(1,900)	(9,835)	(20)	(380)
	Total	(933)	(4,829)	(10)	(187)
Renminbi /Dollar	Assets	−	−	−	−
	Liabilities	(500)	(2,588)	(10)	(100)
	Total	(500)	(2,588)	(10)	(100)
Others (1)	Assets	26	135	1	(5)
	Liabilities	(59)	(303)	(2)	(2)
	Total	(33)	(168)	(1)	(7)
Total at June 30, 2026		(46,015)	(238,197)	(319)	(9,205)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

27.3.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(117)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(3)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(3)
		−	(123)

The positions with commodity derivatives are presented in note 27.2.

27.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of June 30, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	671	940
SOFR 3M (1)	80	104
SOFR 6M (1)	77	93
SOFR O/N (1)	38	53
IPCA	122	171
TJLP	59	83
LPR 12M (2)	16	22
TR	4	6
	1,067	1,472
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

27.4.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

53

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The expected cash flows of finance debt and lease liabilities are presented in notes 24.4 and 25, respectively.

27.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of June 30, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		06.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	59	32	33	28
Other associates and joint ventures	35	21	44	27
Subtotal	94	53	77	55
Brazilian government entities
Government bonds	527	−	552	−
Banks controlled by the Brazilian Government	18,659	4,415	16,027	3,790
Fuel Trading Subsidy Program (note 28.1.1)	2,021	−	−	−
Brazilian Federal Government (1)	−	775	−	893
Pré-Sal Petróleo S.A. – PPSA	−	1	−	116
Others	99	191	181	170
Subtotal	21,306	5,382	16,760	4,969
Petros	54	256	50	310
Total	21,454	5,691	16,887	5,334
Current	4,671	927	1,896	1,453
Non-Current	16,783	4,764	14,991	3,881
(1) Includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2026	2025	2026	2025
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Joint ventures and associates
Petrochemical companies (associates)	2,102	1,650	1,237	838
Other associates and joint ventures	21	21	11	10
Subtotal	2,123	1,671	1,248	848
Brazilian government entities
Government bonds	31	59	15	29
Banks controlled by the Brazilian Government	(21)	(91)	8	(46)
Fuel Trading Subsidy Program (note 28.1.1)	2,453	−	2,312	−
Brazilian Federal Government	(59)	(58)	(35)	(33)
Pré-Sal Petróleo S.A. – PPSA	(134)	(230)	(116)	24
Others	(161)	(127)	(45)	(60)
Subtotal	2,109	(447)	2,139	(86)
Petros	(10)	(9)	(5)	(5)
Total - Income (Expenses)	4,222	1,215	3,382	757
Revenues, mainly sales revenues	2,106	1,661	1,095	844
Income (expenses)	2,172	(358)	2,298	(38)
Foreign exchange and inflation indexation charges, net	(50)	(33)	(31)	(18)
Finance income (expenses), net	(6)	(55)	20	(31)
Total - Income (Expenses)	4,222	1,215	3,382	757

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.1.1.	Fuel trading subsidy program

Given the geopolitical situation in the Middle East and its impact on international oil and oil products prices, as of March 2026, the Brazilian Federal Government granted economic subsidies to the trade of road-use diesel, LPG, and gasoline in Brazil, equalizing a portion of the costs of producers and importers, aimed at contributing to stabilize prices and supply of oil products.

Petrobras adhered to these programs, whereby authorized amounts and conditions for receiving subsidies are defined within specific legal and regulatory framework for each product and period.

Subsidy revenue is recognized when the eligible oil products are sold and delivered to customers. The following table presents subsidy revenue by fuel recognized in the six-month period ended June 30, 2026, including their legal instruments:

Fuel	Provisional Measure (1)	Effectiveness	Description	Subsidy gross revenues	Sales charges	Subsidy net revenues
Road-use Diesel	1,340/2026	March 12 to March 31, 2026	US$ 0.06 (R$ 0.32) per liter	141	(13)	128
	1,340/2026	April 1 to April 7, 2026	Up to US$ 0.06 (R$ 0.32) per liter	34	(3)	31
	1,340/2026	April 7 to June 01, 2026	Up to US$ 0.22 (R$ 1.12) per liter	1,096	(102)	994
	1,363/2026	June 2, 2026 onwards	US$ 0.22 (R$ 1.12) per liter	746	(69)	677
Road-use Diesel "A"	1,358/2026	June 1, 2026 onwards	US$ 67.90 (R$ 351.51) per m3	242	(22)	220
LPG	1,349/2026	April 1, 2026 onwards	US$ 164.20 (R$ 850.00) per ton	19	(1)	18
Gasoline	1,358/2026	May 29, 2026 onwards	US$ 0.08 (R$ 0.44) per liter	175	(16)	159
Total				2,453	(226)	2,227
(1) Complemented by the related decrees and ordinances.

In the six-month period ended June 30, 2026, the Company recognized subsidy revenue of U$$ 2,227, net of Pis and Cofins. As of June 30, 2026, the balance of this subsidy was US$ 2,021.

In July 2026, the Company received additional US$ 844 relating to this program. The receipt of the remaining balance is awaiting documentation analysis by ANP.

55

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		Jan-Jun/2026			Jan-Jun/2025
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.7	0.2	1.9	1.4	0.2	1.6
Social security and other employee-related taxes	0.4	−	0.4	0.4	−	0.4
Post-employment benefits (pension plan)	0.2	−	0.2	0.2	−	0.2
Benefits due to termination of tenure	−	−	−	0.1	−	0.1
Total compensation recognized in the statement of income	2.3	0.2	2.5	2.1	0.2	2.3
Total compensation paid (1)	4.3	0.2	4.5	3.7	0.2	3.9
Monthly average number of members	8.67	11.00	19.67	8.83	11.00	19.83
Monthly average number of paid members	8.67	9.00	17.67	8.83	9.00	17.83
(1) Includes variable compensation for Executive Officers relating to previous periods.

In the six-month period ended June 30, 2026, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 7.3 (US$ 6.5 for the same period of 2025).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 132 thousand for the six-month period ended June 30, 2026 (US$ 156 thousand with tax and social security costs). For the same period of 2025, the total compensation concerning these members was US$ 115 thousand (US$ 136 thousand with tax and social security costs).

On April 16, 2026, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 11, R$ 57.22 million, from April 2026 to March 2027 (US$ 8.3, R$ 47.57 million, from April 2025 to March 2026, as approved on April 25, 2024).

29.	Supplemental information on statement of cash flows
	Jan-Jun/2026	Jan-Jun/2025
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,356	860
Transactions not involving cash
Purchase of property, plant and equipment on credit	334	211
Lease	5,557	8,155
Losses (reversals) on decommissioning costs	−	6
Use of tax credits and judicial deposits for the payment of contingencies	66	114
Earnout related to Atapu and Sépia fields	205	49

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Jun/2026	Jan-Jun/2025
Depreciation and depletion of Property, plant and equipment	10,505	8,345
Amortization of Intangible assets	94	72
Capitalized depreciation	(2,130)	(1,387)
Depreciation of right of use - recovery of PIS/COFINS	(95)	(86)
Depreciation, depletion and amortization in the Statements of Cash Flows	8,374	6,944

30.	Subsequent events

Distribution of remuneration to shareholders

On August 6, 2026, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 3,406 or R$ 17,376 million (US$ 0.2642 per outstanding preferred and common shares, or R$ 1.3481), based on the net income for the three-month period ended June 30, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	08.06.2026	08.21.2026	0.0924	1,191
Interim interest on capital	08.06.2026	08.21.2026	0.1718	2,215
Total anticipated dividends			0.2642	3,406

These dividends and interest on capital will be paid in two equal installments, on November 23 and December 21, 2026, and will be deducted from the remuneration that will be distributed to shareholders relating to 2026. The amounts will be adjusted by the Selic rate from the date of payment of each installment until December 31, 2026.

57

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2026, the related condensed consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2026 and 2025, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2026 and 2025, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 8, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

58

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro - RJ

August 6, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer